Exhibit 18

PREFERABILITY LETTER FROM INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

August 14, 2014

Board of Directors

Gas Natural, Inc.

8500 Station Street, Suite 300

Mentor, Ohio 44060

Note 1 of the Notes to the Consolidated Financial Statements of Gas Natural, Inc. included in its Form 10-Q for the six months ended June 30, 2014 describes a change in method of accounting regarding the date of the Company’s annual impairment test for goodwill and other indefinite lived intangible assets from December 31st to October 1st. There are no authoritative criteria for determining a ‘preferable’ annual impairment test date based on the particular circumstances; however, we conclude that such a change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ MaloneBailey, LLP
Houston, Texas